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[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 20, 2006

Via Facsimile and EDGAR

Mr. Daniel Gordon,
    Division of Corporation Finance,
        Securities and Exchange Commission,
            100 F Street, N.E.,
                Room 1580,
                    Mail Stop 4561,
                        Washington, D.C. 20549.

    Re:
    Morgans Hotel Group Co.
    (Form S-1, Fi1e No. 333-129277)

Dear Mr. Gordon:

        Following up on your request from yesterday afternoon, Morgans Hotel Group Co. (the "Company") has asked us to provide the Staff supplementally with a summary of:

          (a)   key terms of the Loan Agreement, dated June 15, 1998, as amended and restated on November 14, 2000, by and among Morgans Hotel Group London Limited and a syndicate of lenders parties thereto (the "Old Debt");

          (b)   key terms of the Facility Agreement, dated November 24, 2005, by and among Morgans Hotel Group London Limited and a syndicate of lenders parties thereto (the "Refinanced Debt"); and

          (c)   key terms of shareholder loans to Morgans Hotel Group Europe Limited, that were repaid in connection with the November 2005 refinancing (the "Shareholder Loans").

These summaries are attached as Annexes A, B and C, respectively.

        If you have any questions or comments regarding the foregoing, please call the undersigned at (212) 558-4312 or Richard Szymanski, Chief Financial Officer of Morgans Hotel Group Co., at (212) 277-4188.

Very truly yours,
Robert W. Downes

(Attachments)

cc:	Karen J. Garnett Jessica Barberich Geoffrey M. Ossias (Securities and Exchange Commission)
Marc Gordon Richard Szymanski (Morgans Hotel Group Co.)
Stuart Eisenberg (BDO Seidman, LLP)
Andrew J. Pitts (Cravath, Swaine & Moore LLP)

Annex A

Summary of Key Terms of the Old Debt

Borrower:	Morgans Hotel Group London Limited.[1]
Administrative Agent:	Barclays Bank PLC.
Original Lenders:
Barclays Bank PLC, Credit Lyonnais, Deutsche Hypothekenbank and The Royal Bank of Scotland PLC. To the knowledge of the Company, none of the original lenders are affiliated to the shareholders of Morgans Hotel Group Europe Limited.
Date:	June 15, 1998, and amended and restated on November 14, 2000.
Original Principal Amount[2]:	£105 million.[3]
Use of Proceeds:	Repay costs and expenses incurred in relation to acquisition and development of St. Martins Lane and Sanderson.
Repay loans made to Borrower by shareholders of Borrower.
Reduction of share capital.
Maturity:	7-year term.
Interest:	Weighted average of approximately 7.8%, which as a result of a breach of certain loan covenants increased to approximately 8.3%.
Guarantees:	None.
Security:	Charge over share capital of Borrower.
First mortgage on Sanderson and St. Martins Lane.
Convertibility:	None.
Covenants:	No disposal of assets that are not ordinary course.
No loans to Morgans Hotel Group Europe Limited or its shareholders from proceeds, except as approved by agent.
Loan to market value of the properties ratio.
Interest coverage ratio.
Net cash flow ratio.
Obligation to maintain in a reserve account the lesser of £4 million and six months' worth of interest on fully draw-down commitments.
Negative pledge.
No upstream guarantees.

Wholly-owned subsidiary of Company's 50/50 joint venture vehicle, Morgans Hotel Group Europe Limited.

As of November 14, 2000 refinancing.

Approximately $180.7 million based on British pound/U.S. dollar exchange rate, provided by www.oanda.com, as of December 31, 2005.

Annex B

Summary of Key Terms of the Refinanced Debt

Borrower:	Morgans Hotel Group London Limited.
Administrative Agent:	Citibank International PLC.
Original Lender:	Citibank NA London. To the knowledge of the Company, the original lender is not affiliated to the shareholders of Morgans Hotel Group Europe Limited.
Date:	November 24, 2005.
Original Principal Amount:	£107,456,000.[4]
Use of Proceeds:
Refinancing existing debt on St. Martins Lane and Sanderson (which includes making loans to Morgans Hotel Group Europe Limited to enable it to repay its outstanding shareholder loans and make other distributions).
Working capital requirements.
Maturity:	5-year term.
Interest:	Weighted average of approximately 6.3%.
Guarantees:	None.
Security:	Charge over monies held from time to time in the general account, FF&E account, deposit account and revenue account.
Charge over share capital of Borrower.
First mortgage on Sanderson and St. Martins Lane.
Convertibility:	None.
Covenants:	Negative pledge.
Loan to value covenant.
Interest coverage ratio.

Approximately $184.9 million based on British pound/U.S. dollar exchange rate provided by www.oanda.com as of December 31, 2005.

Annex C

Summary of Key Terms of the Shareholder Loans

Borrower:	Morgans Hotel Group Europe Limited.
Lenders:
Shareholders of the Borrower (Royalton Europe Holdings LLC and Burford Hotels Limited) extended loans with the same terms (set forth below) to the Borrower on a pro rata basis in accordance with their respective percentage equity interests in the Borrower. There were no changes in the respective rights of the shareholders as a result of advancing these loans.
Date:	Fundings from May 2003 through October 2005.
Principal Amount:	£10,375,000[5].
Use of Proceeds:	Funding of debt service and purchase of Site Bar in St. Martins.
Repayment:	Long-term debt obligations with no stated repayment date. Paid in full with proceeds from the Refinanced Debt.
Interest:	10% compounded monthly beginning January 1, 2004.
Guarantees:	None.
Security:	None.
Convertibility:	None.
Covenants:	None.

Approximately $17.9 million based on British pound/U.S. dollar exchange rate provided by www.oanda.com as of December 31, 2005.

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Summary of Key Terms of the Old Debt
Summary of Key Terms of the Refinanced Debt
Summary of Key Terms of the Shareholder Loans